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                               February 8, 2022

       William Coleman Smith
       Chief Executive Officer
       GZ6G Technologies Corp.
       8925 West Post Road, Suite 102
       Las Vegas, Nevada 89148

                                                        Re: GZ6G Technologies
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 3,
2022
                                                            File No. 333-262329

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 4; however, your cover page disclosure should be revised to clarify
that the offering is being made by the selling shareholders only. For example, the table on
the cover page indicating that you will receive $10 million in proceeds and your use
of proceeds section are not consistent with disclosure elsewhere that Mast Hill Fund LP
is offering the 5 million shares in this offering. Also, please clarify that Talos Victory
Fund, Mast Hill Fund and J.H. Darbie and Company are offering the shares and warrants in
this registration statement and that this is not an offering by the company. In this
regard, we note that you use the term "we" throughout the registration statement to reflect
both the company and the selling shareholders. Please revise or
 William Coleman Smith
GZ6G Technologies Corp.
February 8, 2022
Page 2
      advise.
General

2. We note the warrants being offered by the selling shareholders are immediately exercisable. Given the warrants are immediately exercisable, it appears that an offering of both the overlying and underlying securities may be taking place at this time.
      Accordingly, please add the underlying shares of common stock to the transaction covered by the registration statement, or tell us why you believe this is not required. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for
      additional guidance.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam Coleman Smith
                                                            Division of
Corporation Finance
Comapany NameGZ6G Technologies Corp.
                                                            Office of
Technology
February 8, 2022 Page 2
cc:       Sharon D. Mitchell
FirstName LastName